TransAlta to redeem preferred securities

CALGARY, Alberta (Nov. 22, 2006) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced it will redeem all of its 7.75% Preferred Securities (the “7.75% Preferred Securities”), which have an aggregate principal amount of $175,000,000, on Jan. 2, 2007 (the “Redemption Date”). The redemption will be funded with short-term debt and is expected to reduce interest costs.

The redemption price of the 7.75% Preferred Securities will be $25.01062 per 7.75% Preferred Security, which is comprised of the $25.00 principal amount and $0.01062 of accrued and unpaid interest to the Redemption Date.

The 7.75% Preferred Securities are registered in the name of CDS&Co. and trade on the TSX under the symbol TA.Pr.C. The redemption price will be credited to the accounts of beneficial holders of the 7.75% Preferred Securities through their individual brokers in the normal manner. Beneficial holders may contact their individual brokers for additional information about payments.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Sneh Seetal

Jennifer Pierce

Senior Advisor, Media Relations

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Phone:  (403) 267-2520

Email:  sneh_seetal@transalta.com

E-mail:  investor_relations@transalta.com